Direct Number: 212-326-3437
rkosnik@jonesday.com

[Jones Day Letterhead]

October 28, 2005

VIA HAND DELIVERY AND EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Re:	Masisa S.A.
Registration Statement on Form F-1
Filed October 13, 2005
File No. 333-128972

Dear Ms. Long:

Masisa S.A. (the “Company”) today filed by EDGAR Amendment No. 1 to its Registration Statement on Form F-1, originally filed on October 13, 2005 (the “F-1 Rights Registration Statement”).  Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated October 26, 2005, with respect to the F-1 Rights Registration Statement.  Capitalized terms used in this letter without definition have the meanings specified in the F-1 Rights Registration Statement.  Please note that page references in the staff’s original comment letter have changed due to the revisions made in response to the staff’s comments.  Accordingly, page references contained in the responses below to comments on the F-1 Rights Registration Statement are to the enclosed marked copies of the F-1 Rights Registration Statement.  For your convenience, we have repeated below in italics the staff’s comments immediately prior to the responses of the Company.

General

1.                                       Please revise your filing to comply with the comments issued by the staff in its letter dated October 17, 2005 relating to the registration statement on Form S-1 (File No. 333-128694).  Please be advised that these comments and any further comments we issue with respect to these filings must be resolved before we will consider a request for the acceleration of your registration statement.

We confirm that we will revise the F-1 Rights Registration Statement to comply with all applicable comments issued by the staff relating to the registration statement on Form F-1 for Masisa’s ADS offering (File No. 333-128694) (the “F-1 ADS Registration Statement”).  We will include such revisions in an amendment to the F-1 Rights Registration Statement promptly after the staff has completed its comment process with respect to the F-1 ADS Registration Statement.

2.                                       Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information.  Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration.  In the course of our review we may raise issues relating to matters we had not previously commented upon.  In addition, please be advised that you may not circulate copies of your prospectus until you have included all information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

We confirm that we intend to file a pre-effective amendment containing pricing-related information a reasonable time prior to requesting acceleration.  We note for the staff that pricing-related information has been provided in pre-effective Amendment No. 2 to the F-1 ADS Registration Statement, filed on October 24, 2005.  As the price per share of the Company’s common stock and ADSs to be offered in the preemptive rights offerings is expected to be the same as the price per share of the Company’s common stock and ADSs to be offered in the combined offering, the disclosure in the sections of the F-1 Rights Registration Statement affected by the offer price of the Company’s common stock and ADSs (e.g., “Use of proceeds”, “Capitalization” and “Dilution”) is expected to be the same as the disclosure in the comparable sections of the F-1 ADS Registration Statement.  As a result, we respectfully submit that it may be useful to the staff in facilitating their review at this time to refer to those sections in the F-1 ADS Registration Statement.  As mentioned in our response to staff comment 1 above, conforming changes to the F-1 Rights Registration Statement, including pricing-related information, will be filed once the staff has completed the comment process with respect to the F-1 ADS Registration Statement.

Cover Page of Registration Statement

3.                                       It appears that you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.  Please revise accordingly.

In response to the staff’s comment, we have checked the box for Rule 415 on the cover page of the F-1 Rights Registration Statement and provided the undertaking required by Item 512(a) of Regulation S-K on page II-3.

Cover Page of Prospectus

4.                                       We note that you are registering 45,000,000 common shares.  However, we also note that the preemptive rights offerings will consist of the right to subscribe for up to 270,636,453 common shares.  Please reconcile.

As of the date of filing the F-1 Rights Registration Statement, U.S. holders on the Company’s common share register were expected to be entitled to receive 8,931,359 common shares in the preemptive rights offerings.  The Bank of New York, as depositary for the ADR holders, was expected to be entitled to receive 14,872,374 common shares in the preemptive rights offerings.  As a result, as of the date of filing the F-1 Rights Registration Statement we expected to register a total of 23,803,733 common shares to be offered to U.S. holders of common shares and ADR holders in the preemptive rights offerings.  The remaining 246,832,750 common shares were expected to be sold outside the United States to non-U.S. holders of common shares in reliance on Regulation S under the Securities Act of 1933.  In order to take into account possible increases in common shares held by U.S. holders and issued ADRs prior to the effective date of the F-1 Rights Registration Statement, the Company decided to register a total of 45,000,000 common shares.

Summary, page 1

The Offerings, page 6

5.                                       We note that participants in the preemptive rights offering will have the right to subscribe to new shares or treasury shares “in proportion” to their holdings of your common shares.  Here and in the “Preemptive Rights Offering” section beginning on page 147, please clarify whether this proportion will be one-to-one, i.e. a right to one new share or one treasury share, as applicable, for each common share held, or otherwise.

In response to the staff’s comment, we have revised our disclosure on pages 6, 8, 186, 187, 189 and 191 to clarify that each holder of common shares will receive 0.129199 rights to subscribe for newly issued shares and 0.003594 rights to subscribe for treasury shares for each share held of record on the applicable date, and each holder of ADSs will receive 0.129199 ADS rights to subscribe for ADSs relating to newly issued shares and 0.003594 ADS rights to subscribe for ADSs relating to treasury shares for each ADS held of record on the applicable date.

Subscription Period, pages 7 and 9

6.                                       Please explain why the deadline for submitting a subscription form and payment differs from the expiration of the subscription period.

The Bank of New York, as depositary and ADR rights agent, has informed us that ADS holders must submit subscription forms and payments no later than five days before the last day of the common share subscription period in order to allow The Bank of New York sufficient time to arrange for the sale of unsubscribed rights and the exercise of rights through the custodian.

Unsubscribed Shares, page 9

7.                                       We note that your controlling stockholders will waive their rights in connection with the preemptive rights offerings.  Please clarify whether the shares attached to these rights will also be sold into the Chilean public market.

In response to the staff’s comment, we have revised our disclosure on pages 9 and 190 to clarify that common shares relating to preemptive rights waived by the controlling shareholders will be sold in the combined offering.

Market Information, page 27

8.                                       Please disclose the information required by Item 9.A.4(d) of Form 20-F.

In response to the staff’s comment, we have revised our disclosure on page 28.

Part II — Information Not Required in Prospectus, page II-1

Item 9.  Undertakings, page II-3

9.                                       Please provide the undertakings required by Item 512(a) of Registration S-K.

In response to the staff’s comment, we have added the undertakings required by Item 512(a) of Regulation S-K on page II-3.

Please do not hesitate to call me (212-326-3437) or Charles T. Haag (202-879-3468) in our Washington office if you wish to discuss this amendment.

Very truly yours,

Richard M. Kosnik

Enclosures

cc:           Enrique Cibié
                Chief Executive Officer
                Masisa S.A.